[LETTERHEAD OF G&W]

October 7, 2010

VIA EDGAR

Ms. Beverly A. Singleton

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Correspondence from you dated October 5, 2010 concerning

Genesee & Wyoming Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 1-31456

and

Definitive 14A

Filed April 16, 2010

File No. 1-31456

Dear Ms. Singleton:

This letter is in response to your correspondence dated October 5, 2010 concerning the filings listed above for Genesee & Wyoming Inc. In that letter, you asked that we respond to the comments within five business days or advise the staff when we will respond. As directed by you and in furtherance of our conversation on October 6, 2010, we respectfully advise the staff that we currently expect to respond no later than October 20, 2010. In the meantime, please do not hesitate to contact me. I can be reached at (203) 413-2104.

Sincerely,

/s/ Timothy J. Gallagher

Timothy J. Gallagher

Chief Financial Officer